EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, April 18, 2007 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to announce that it is conducting a private placement of units (the "Private Placement") in its securities at a price of $0.15 per unit. Each unit (the "Units") is comprised of one share and three share purchase warrants (the "Warrants"). The Warrants are each convertible to one common share upon exercise.

Warrants for each Unit are exercisable as follows:
i) one warrant for a period of one year after closing at an exercise price of $0.25 per warrant,
ii) one warrant for a period of one year subsequent to the first year after closing at an exercise price of $0.50 per warrant,
iii) one warrant for a period of one year subsequent to the second year after closing at an exercise price of $0.75 per warrant.

The Private Placement has a maximum subscription of 3,000,000 Units. If the Private Placement is fully subscribed, the Company will receive proceeds of $450,000. If the Warrants are exercised, Eiger will receive an additional $1,500,000. The Private Placement is a non-brokered private placement and is subject to regulatory approval.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc., Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com